March 13, 2007

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	National HealthCare Corporation
Form 10-K for the fiscal year ended December 31, 2005
Filed March 16, 2006
File No. 001-13489

Dear Mr. Spirgel:

We are in receipt of your comment letter to us dated February 26, 2007.  We have copied your comments and our corresponding responses to match the order of the comments in your letter.

SEC Comment #1a

We note your response to our previous comment 1 regarding your accounting for the sale of the long-term health care centers to National.  However, we continue to question your basis in GAAP for your accounting.  Please provide us a detailed response to each of the following comments.

a.

In light of your continuing involvement and financial support provided to National, it appears that the risks of ownership of the long-term health care centers did not transfer to National.  Therefore, pursuant to the guidance in SAB Topic 5:E, it appears it may have been inappropriate for you to account for the transaction as a divestiture.  Please revise your accounting or provide us a comprehensive explanation of why it is not necessary for you to do so under the guidance in SAB Topic 5:E.

Company Response #1a

In our November 17, 2006 response regarding the explanation of our basis in GAAP for our accounting for the sale of the long-term health care centers to National, we included specific reference to SFAS 66 in the GAAP literature, but also indicated that we considered the guidance in Staff Accounting Bulletin Topic 5U.  We considered other guidance, including SAB Topic 5E, as well as other examples under SAB Topic 5, although the facts were in many ways dissimilar to the sale of the long-term health care centers by NHC to National.

SAB Topic 5E requires, in assessing whether the legal transfer of ownership of one or more business operations has resulted in a divestiture for accounting purposes, the principal consideration must be an assessment of whether the risks and other incidents of ownership have been transferred to the buyer with sufficient certainty.  Consistent with our application under the guidance in SAB Topic 5U, we concluded that that because of the uncertainty surrounding the collection of non-cash proceeds  in this transaction, only the cash received, net of any obligation related to our continuing involvement with the facilities, could be considered in determining if the risk of ownership had been transferred.

SAB Topic 5E also states that 1) any payments received on obligations of the buyer arising out of the transaction should be treated as a reduction of the carrying value of the segregated assets of the business and that 2) if, at inception, the transaction is not accounted for as a divestiture, such accounting treatment should be continued for each period until net assets of the business have been written down to zero.

When we sold the long-term health care centers to National, the cash proceeds we received, reduced by the Company’s $2,000,000 funding commitment under the line of credit and other agreements with National, were adequate to reduce our carrying value of long-term care centers to zero.

Although we did not rely on SAB Topic 5E, the guidance provided by the topic is consistent with the Company’s application of GAAP and in recognizing the National transaction as a divestiture.

SEC Comment #1b

We note in your response to comment 1, your reliance upon the guidance in SAB Topic 5:U as a basis for your accounting.  If divesture was appropriate under the guidance in SAB Topic 5:E (see footnote 42 to SAB Topic 5:U), you should explain to us how your recognition of interest income and management service fee revenue complies with the guidance in SAB Topic 5:U.

Company Response #1b

As a point of clarification, consistent with our November 17, 2006 response regarding the basis in GAAP for our accounting for the sale of the long-term health care centers to National, our reliance on SAB Topic 5U was limited additional guidance that we considered in applying the cost recovery method described in SFAS 66.

Under the cost recovery method described in SFAS 66, payments made by the buyer to the seller generally lose their normal distinction between principal and interest. Until the cost of the property is recovered, the entire amount of any payment received is credited to balance sheet accounts.

We recorded the cash proceeds received from National related to the sale and allocated those proceeds first to establish a deferred profit of $2,000,000 for the amount we are committed to fund the line of credit and other agreements with National, then to reduce our carrying value in the long-term health care center assets to zero.  Once we had recovered our cost, all payments received from National have been recorded as interest income.  This is consistent with the guidance in SFAS 66 that, once the cost is recovered the entire amount of any payment received is credited to income.

We considered the Staff’s discussion and conclusion in SAB Topic 5U, that in situations in which the gain is deferred following the guidance in SAB Topic 5U the seller generally should not recognize any income from the debt issued in such transactions until realization is more fully assured.

We believe both  SAB Topic 5U  and paragraph 35 of SFAS No. 66 provide relevant authority as recovery of approximately $12 million of the sales price was not reasonably assured at the time of the sale, and is not assured today.

Specifically, footnote 42 to SAB Topic 5U provides examples of non-cash income which should not be recognized until realization of the deferred gain becomes more fully assured.

After the carrying value of the assets sold had been recovered, we considered applying the cash received from National for  the  subsequent interest payments against the outstanding balance on the note receivable from National, rather that to recognize interest income.  Such application of the interest payments would have also resulted in recognition of income from the corresponding reduction in deferred gain we would be required to record.  We concluded that to re-characterize the interest payments received from National as realized gains and to report the note receivable due from National at an amount less that the amount due from National would not be appropriate and would provide less useful information to the reader of our financial statements.

Although we did not rely on SAB Topic 5U, the guidance provided by the topic is consistent with the Company’s application of GAAP and in recognizing interest payments received from National.

SEC Comment #1c

Please explain to us in detail why you did not consolidate National (and the ESOP) upon your adoption of FIN 46R in 2004.  In your response please address the following:

•

Describe for us the ownership and organizational structure of National and the ESOP.  Identify for us their management and key decision makers.

•

Tell us if National and ESOP are variable interest entities (“VIE”) under the guidance of paragraphs 5a, b, and c of FIN 46R.  If not, please fully explain to us why not.

•

If so, tell us if you are the primary beneficiary of National and the ESOP under paragraphs 14 and 15 of FIN 46R.  If not, please provide us your compelling support for your conclusion, in view of National’s and the ESOP’s highly leveraged financial condition, your continuing financial support through loan and debt guarantees, your employer contribution to ESOP, etc.

Company Response #1c

Company Response – Ownership and Organizational Structure of National - National Health Corporation (“National”), a private Tennessee corporation (formed in 1987), is wholly owned by the National Health Corporation Leveraged Employee Stock Ownership Plan (the “ESOP”).  National’s principal businesses are operating long-term health care centers and providing employees services to NHC owned and managed centers.

The members of the Board of Directors of National in 2004 were as follows:

W. Andrew Adams, Chairman of the Board and Chief Executive Officer

Robert G. Adams, Chief Operating Officer and President

Richard F. LaRoche, Jr., Secretary, Non-Employee Director

Ernest G. Burgess, III, Non-Employee Director

J. K. Twilla, Non-Employee Director

All of the above directors except J. K. Twilla also served on the NHC Board in 2004.  In 2004 and currently, NHC has always had at least three independent directors who have never served as directors or officers of National.

The officers of National in 2004, who served in the same capacities for NHC, included the following persons:

W. Andrew Adams, Chief Executive Officer

Robert G. Adams, Chief Operating Officer and President

D. Gerald Coggin, Senior Vice President Corporate Relations

Donald K. Daniel, Senior Vice President and Controller

Kenneth D. DenBesten, Senior Vice President Finance

David L. Lassiter, Senior Vice President Corporate Affairs

Julia W. Powell, Senior Vice President Patient Services

Charlotte A. Swafford, Senior Vice President and Treasurer

Carol Ann Hempfner, Corporate and HIPAA Compliance Officer

Company Response- Ownership and Organizational Structure of the ESOP - The National Health Corporation Leveraged Employee Stock Ownership Plan (the “ESOP”) was adopted on January, 22, 1987 and was merged with the original National Health Corporation and Subsidiaries Employee Stock Purchase Plan (NHCSPP), the prior plan.  The ESOP owns 100% of the outstanding common stock of National Health Corporation (“National”), the Employer and Plan Sponsor.  The purpose of the Plan is to share National profits with eligible employees by purchasing National stock with cash or loan proceeds (“acquisition loans”).  These securities are held in a trust fund.  Individual accounts are set up within the trust in each participant’s name and reflect individual participant’s interests under the ESOP.  Unallocated interests are held in a suspense account until released upon retirement of acquisition loan principal.

The original trustees of the trust fund and ESOP were Richard F. LaRoche, Jr., a former employee of National and National HealthCare Corporation (NHC), and Dr. Olin Williams, a director of National until his death in May, 2003.  Presently, Donald K. Daniel, an employee of National and NHC, serves as co-trustee with Richard F. LaRoche.

When a decision is required which may present a conflict of interests among the ESOP and National or NHC, an independent trustee is appointed by the trustees to replace the existing trustees and to represent the interests of the ESOP participants.  For example, Marine Midland Bank, N.A was the substitute trustee for the 1988 transaction whereby National purchased the eight nursing centers from NHC, as well as for the later bank loans.

Evaluation of the Consolidation of National Health Corporation Upon the Adoption of FIN 46R by NHC – Management has analyzed whether National is a VIE.

Following are the significant contractual relationships between NHC and National in 2004:

•

NHC provides management services to National for a fee equal to 6% of the net patient revenues of the seven SNFs (which fee is consistent with the fees charged to other long-term health care operators for which NHC provides management services).

•

National maintains as employees the personnel conducting the business of NHC.  National provides payroll services, employee benefits and maintains certain liability insurance.  National charges to NHC all the costs of personnel employed for the benefit of NHC, as well as a fee equal to 1% of payroll costs as costs are incurred.

•

NHC and National have extended certain secured and unsecured loans to one another and NHC guarantees certain debt obligations of National.

•

National owns approximately 11%, 4% and 7% of the outstanding common stock of NHC, NHI and NHR, respectively.

With respect to the sufficiency of equity in paragraph 5(a) of FIN 46R, it should be noted that 100% of National's equity has been invested by and is owned by the ESOP.  The ESOP obtained the funds to invest in National through contributions made by the prior employer company before the ESOP was leveraged and, later, through three separate bank loans, all of which are guaranteed by National and a portion of which were guaranteed by NHC.  Paragraph 5(a) (4) states that equity at risk "does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity or by other parties involved with the entity ..." After its inception, the fair value of National has increased creating substantial equity to the ESOP for the benefit of the ESOP participants.  National and its ESOP were formed in 1987.  As of the adoption of FIN 46R in 2004, the ESOP had been in existence more than 15 years.  By 2004, 93% of National’s shares have been allocated to individual participant accounts within the ESOP and about 7% of National’s shares are still in the suspense account providing collateral for the ESOP’s debt.  Therefore, by 2004, National employees through the ESOP own equity interests that participate significantly in the profits and losses that are not financed for them by NHC or other parties involved with the ESOP.    In connection with the ESOP's annual distributions to retiring personnel, the ESOP and National obtain an annual appraisal, performed by an independent appraiser, (Duff and Phelps, LLC currently) of the fair value of National's equity.  The appraisal available upon adoption of FIN 46R indicated a fair value of approximately $83.5 million. National's annual NOI operating cash flows have historically approximated $3 million to $4 million.

Based on the expected NOI resulting from National's operating income and the appraised fair value of National's equity, management has qualitatively concluded that the fair value of equity at risk would absorb and far exceed all realistic variability in National's NOI. As such, management has concluded that National's equity is sufficient and therefore should not be considered a VIE of NHC under Paragraph 5(a).

With respect to the controlling financial interests considerations of paragraph 5(b) of FIN 46R, the equity holders of National, (the ESOP and ultimately the employees who are participants in the ESOP) have (1) the ability through voting rights to make decisions about the National's activities that have a significant effect on the success of the National; (2) the obligation to absorb the expected losses of National; and (3) the right to receive the expected residual returns of National. The obligation to absorb the expected losses of and receive the residual returns of National is demonstrated each year when retiring ESOP participants receive cash distributions, which vary from year-to-year based on the appraised fair value of National’s equity.

With respect to the conditions described in paragraph 5(c), there are no nonsubstantive voting interests, and the characteristics described in paragraph 5(c) are not present.

None of the characteristics of paragraph 5(b), (1), (2), or (3) inure to NHC.

Based on the above, management concluded that National is not a VIE of NHC under the provisions of FIN 46R.

Evaluation of the Consolidation of the ESOP upon the Adoption of FIN 46R – As noted above, the ESOP was adopted in 1987 and was merged with the NHCSPP.    The NHCSPP was formed in 1978 by contributing the shares of National HealthCare, L.P. (NHLP), the predecessor to NHC, to the NHCSPP.  By 1987, the NHCSPP owned approximately 18% of the outstanding shares of NHLP.  It should be noted that effective with the formation of National in 1987, National, not NHC, is the employer and plan sponsor under the ESOP.  At its inception, both the NHCSPP, the predecessor to ESOP, and the ESOP, were unleveraged employee stock ownership plans.  Since unleveraged employee stock ownership plans are subject to the provisions of FAS 87 and since paragraph 4(b) of FIN 46R provides a scope exception for an employee benefit plan subject to the provisions of FAS 87, management concluded that the NHCSSP and ESOP, while unleveraged, were not subject to the provisions of FIN 46R.

On four occasions since 1987, the ESOP has secured bank financing to acquire shares of National common stock, thus leveraging the ESOP.  On the first occasion, $30,000,000 was used by National as a cash deposit to purchase eight nursing centers from NHC.  NHC did not guarantee that debt.  Therefore, no variable interest was created to NHC.  On three subsequent occasions, the proceeds from the sale of National stock were loaned by National to NHC to provide NHC with the financing to construct or purchase real estate property.  On the three subsequent occasions, the debt to National was also recorded as a direct obligation of NHC, which company received the proceeds of debt, recorded and disclosed in NHC’s financial statements.  In connection with these transactions, NHC jointly and severally (with National) guaranteed the ESOP’s obligation under the bank financing to the bank.  Management concluded because NHC had recorded the debt as direct obligations of NHC under identical terms as the bank gave to the ESOP, no variable interest was created to NHC.  Even though NHC was not the employer or plan sponsor under the ESOP during these transactions, NHC management re-evaluated the applicability of the consolidation requirements of FIN 46R to determine if the guarantees of the ESOP’s bank debt were “reconsideration events” pursuant to paragraph 7 of FIN 46R.

With respect to the sufficiency of equity in Paragraph 5(a) of FIN 46R, the ESOP was formed in 1978 as an unleveraged ESOP and remained unleveraged as shares were contributed by the employer company until January, 1988.  As the ESOP was formed with an equity contribution of National shares and not with debt, management concluded that there was substantial equity in the ESOP.  At the point of each subsequent financing, the equity of the ESOP remained sufficiently in excess of its obligations under those debt agreements.

With the respect to the controlling financial interests considerations of paragraph 5(b), management notes that the ESOP participants, by the time of the adoption of FIN 46R in 2004, had been allocated approximately 93% of National’s shares.  These participants have the ability, through voting rights, to make decisions about the activities that have a significant effect on the success of the ESOP, the obligation to absorb a majority of the expected losses and the right to receive expected residual returns of the ESOP.  Furthermore, as described above, when a decision regarding the ESOP is required which may present a conflict of interest among the ESOP and National or NHC, an independent trustee is appointed to replace the existing trustees and to represent the interests of the ESOP participants.

With respect to the conditions described in paragraph 5(c), there are no nonsubstantive voting interests, and the characteristics described in paragraph 5(c), are not present.

Based on the above evaluation, management concluded that the ESOP was not an entity in which NHC had a variable interest.

SEC Comment #2

We note your response to our previous 2 and 3.  Please expand your disclosures regarding management fees earned from National and NHI, including your disclosures within Note 1, Note 5 and MD&A, so that your policies, your basis for your policies, the financial impact of your policies, and the potential impact of your policies on your future results of operations and liquidity are wholly transparent to readers.  You should address each of the following comments in your disclosures regarding management fees from National and management fees from NHI, to the extent applicable.

Company Response #2

 We have attached our proposed disclosure for the pertinent portions of Note 1, Note 5 and MD&A in our 2006 Form 10-K for your comment and review.  We also make explanatory replies to your specific comments below.

SEC Comment #2a

Explicitly state that you believe collectibility is not reasonably assured and this is why you are not able to recognize revenue when earned.

Company Response #2a

Please see the attached proposed disclosures.  SAB Topic 13A1, states that revenue should be recognized when it is realized or realizable and earned.  Those criteria are met when, among other things, the seller’s price to the buyer is fixed or determinable and collectibility is reasonably assured.  Therefore, we do not consider revenue from management fees to be earned until the amount is fixed and determinable under the terms of our management contracts.  All of our management contracts (not only those contracts with NHI and National) provide that payment of management fees is subordinated to other expenditures of the managed health care center.  For managed centers with insufficient cash flows, our fees are not fixed or determinable until cash flows improve to the point that part or all of our fees may be paid.  Because payment to us is made at the time at which there is sufficient cash flow, we recognize revenue when we are paid.  Please see the proposed MD&A disclosure for comments as to why we will agree to subordinate the payment to us of our management fees to the other expenditures of the managed center.

SEC Comment #2b

Continue to disclose revenue recognized on a cash basis for each of the last three years.  Also disclose income earned but not recognized for each of the past three years.

Company Response #2b

Please see the attached proposed disclosures for Note 5.  Again, we do not consider the revenues earned until the amount is fixed or determinable under the terms of our management contracts.

SEC Comment #2c

Clearly disclose the payment terms of your management service agreements.  Clarify who are the other parties to your service agreements (i.e. National and the NHI centers).  Explain all of the circumstances under which you may be paid the circumstances that may prevent payment.

Company Response #2c

Please see the attached proposed disclosures.

SEC Comment #2d

Discuss in detail the financial viability of the centers under management. Identify any centers that are paying timely and explain why you continue to recognize their revenues on the cash basis.

Company Response #2d

Please see the attached proposed disclosures, specifically “Note 5, Management Fees from Nursing Centers Formerly Owned by NHI.”  We do not have a policy whereby we recognize revenues on the cash basis for centers that have sufficient historical collections and expected future collections.  We recognize revenues when fixed or determinable under the terms of our management agreements.

SEC Comment #2e

Discuss the sale of centers by NHI and how this may impact future collectibility.

Company Response #2e

NHI has already sold or closed the centers, although they have not yet realized any of the proceeds of the sale.  We state in the proposed disclosure for Note 5 that we believe the likelihood of future collections from NHI is remote.

SEC Comment #2f

Discuss the potential impact of any future sales of centers by National on the collection of revenue.

Company Response #2f

We are not aware of any potential sales by National nor are we able to predict the terms or timing of a sale by National with any degree of certainty that would allow us to evaluate the impact it may have on our ability to collect unpaid management fees. Instead, we make it clear that the only way we will earn the unrecognized and unpaid management fees is from improved cash flows from the managed centers.

SEC Comment #2g

Expand MD&A to fully disclose your prior relationship with NHI and National.  Include a discussion as to why management believes that it is appropriate to continue providing services to entities when you believe that you may not collect in accordance with the terms of the contract.

Company Response #2g

Please see the attached proposed disclosures for MD&A.  We have not limited our discussion to NHI and National because the feature of our management contracts requiring the subordination of payment of management fees to other expenditures of the managed health care centers is a feature that is common to all of our management contracts—not only those contracts with NHI and National.  However, we have added in MD&A a reference to Notes 3, 4 and 5 to the Consolidated Financial Statements that fully describe our relationships with National and NHI.

SEC Comment #2h

In view of your intention to continue providing management services to National and NHI, discuss the impact of the collectibility issues on your liquidity and capital resources, to the extent material, in MD&A.

Company Response #2h

We believe the impact of the collectibility issues on our liquidity and capital resources is not material.

SEC Comment #2i

Review the Risk factor section to disclose the fact that you continue to provide management services to National and NHI even though you believe that you may not collect the fees earned.

Company Response #2i

NHI and National because the subordination of payment of management fees to other expenditures of a managed health care centers is common to all of our management contracts.

 Below is our proposed disclosure for the pertinent portions of Note 1, Note 5 and MD&A in our 2006 Form 10-K for your comment and review.

Proposed disclosure to Note 1—Summary of Significant Accounting Policies:

Other Revenues--

As discussed in Note 5, other revenues include revenues from the provision of insurance, management and accounting services to other long-term care providers, guarantee fees, advisory fees from National Health Realty, Inc. (“NHR”), dividends and other realized gains on marketable securities, equity in earnings of unconsolidated investments, interest income, rental income, loss on disposal of assets and other income.  Our insurance revenues are generally paid in advance and then amortized into income as earned over the related policy period.  We charge for management and accounting services based on a percentage of net revenues or based on a fixed fee per bed of the long-term care center under contract.  Advisory fees are based on our contractual agreements with NHR and, through October 31, 2004, National Health Investors, Inc. and are discussed in Notes 2 and 3.  We generally record other revenues on the accrual basis based on the terms of our contractual arrangements.  However, with respect to management and accounting services revenue and interest income from certain long-term care providers, including but not limited to National Health Corporation (“National”) and NHI, as discussed in Note 5, where collection is not reasonably assured based on insufficient historical collections and the lack of expected future collections, our policy is to recognize income only in the period in which collection is assured and the amounts at question are believed by management to be fixed and determined.

Certain management contracts, including contracts with National and NHI, subordinate the payment of management fees earned under those contracts to other expenditures of the long-term care center and to the availability of cash provided by the facility’s operations. Revenues from management services provided to the facilities that generate insufficient cash flow to pay the management fee, as prioritized under the contractual arrangement, are not recognized until such time as the amount of revenue earned is fixed or determinable and collectibility is reasonably assured.  This recognition policy has caused our reported revenues and net income from management services to vary significantly from period to period.

Proposed disclosure to Note 3—Relationship with National Health Investors, Inc.:

Management Services--

NHI operated certain long-term health care centers on which it had foreclosed, had accepted deeds in lieu of foreclosure or otherwise had obtained possession of the related assets.  NHI engaged us to manage these foreclosure properties from 2000 through 2004.  See Notes 1 and 5 for additional information on management fees recognized from these NHI owned properties.  During 2004 or prior, NHI sold or closed all of these properties and NHC now manages for others the properties that continue to operate.

Proposed disclosure to Note 5 - Other Revenues and Income

Other revenues are outlined in the table below.  Revenues from insurance services include premiums for workers’ compensation and professional and general liability insurance policies that our wholly-owned insurance subsidiaries have written for certain long-term health care centers to which we provide management or accounting services. Revenues from management and accounting services include management and accounting fees and revenues from other services provided to managed and other long-term health care centers.  “Other” revenues include non-health care related earnings.

(in thousands)
Year ended December 31,	2006	2005	2004

Insurance services	$18,814	$23,585	$19,685
Management and accounting service fees	16,420	24,684	20,504
Guarantee fees	14	296	36
Advisory fees from NHI	—	—	2,288
Advisory fees from Management Advisory Source, LLC	1,313	1,250	—
Advisory fees from NHR	525	508	419
Dividends and other realized gains on securities	5,983	3,642	3,439
Equity in earnings of unconsolidated investments	4,300	225	344
Interest income	9,954	7,005	6,325
Rental income	2,619	3,664	4,376
Loss on disposal of assets	(138)	(340)	(1,483)
Other	1,450	1,266	1,225
	$61,253	$65,785	$57,158

Management Fees from National--

We have managed long-term care centers for National since 1988 and we currently manage five centers.  See Note 4 to the Consolidated Financial Statements regarding our relationship with National.

During 2006, 2005 and 2004, National paid and we recognized approximately $29,000, $867,000 and $2,407,000, respectively, of management fees and interest on management fees which amounts are included in management and accounting service fees.  Unrecognized management fees from National total $12,936,000, $10,775,000, and $8,908,000 at December 31, 2006, 2005 and 2004, respectively.   We have recognized approximately $25,504,000 of management fees and interest from these centers since 1988.

The unpaid fees from these five centers, because the amount collectable could not be reasonably determined when the management services were provided, and because we cannot estimate the timing or amount of expected future collections, will be recognized only when fixed or determinable and collectibility of these fees can be reasonably assured.  Under the terms of our management agreement with National, the payment of these fees to us may be subordinated to other expenditures of the five long-term care centers.  We continue to manage these centers so that we may be able to collect our fees in the future and because the incremental savings from discontinuing services to a center may be small compared to the potential benefit.  We may receive payment for the unrecognized management fees in whole or in part in the future only if cash flows from the operating and investing activities of the five centers are sufficient to pay the fees.  There can be no assurance that such future improved cash flows will occur.

Management Fees from NHI--

NHI in the past operated certain long-term health care centers on which it had foreclosed, accepted deeds in lieu of foreclosure or otherwise obtained possession of the related assets.  NHI engaged us to manage these foreclosure properties from 2000 through 2004.  During 2004 or prior, NHI sold or closed all of these properties and NHC now manages for others the properties that continue to operate.

During 2006, 2005, and 2004, we recognized $-0-, $8,500,000, and $1,480,000, respectively, of management fees from long-term care centers owned by NHI, which amounts are included in management and accounting service fees.  Unrecognized and unpaid management fees from NHI total $5,040,000, $5,040,000 and $13,540,000 at December 31, 2006, 2005 and 2004, respectively.  We collected a total of approximately $11,642,000 management fees over the terms of our agreements with NHI.  Under the terms of our management agreements, the receipt of payment for these fees was subordinated to other expenditures of the long-term care centers managed.  Consistent with our policy, we will recognize these unrecognized fees as revenue only if realized.  Because we discontinued services to these centers in 2004, the likelihood of collection of the unrecognized and unpaid amount at December 31, 2006 is considered to be remote.

Management Fees from Nursing Centers Formerly Owned by NHI--

We continue to manage 18 long-term care centers that were previously owned by NHI, as described above.  During 2006, 2005 and 2004, we recognized $2,792,000, $2,662,000 and $3,657,000, respectively, of management fees and interest from these 18 long-term care centers.  Unrecognized and unpaid management fees from these centers total $3,628,000, $3,961,000 and $1,103,000 at December 31, 2006, 2005 and 2004, respectively.  We have recognized approximately $10,310,000 of management fees and interest from these centers since 2002.

Of the total 18 centers managed, the management fee revenues from eight centers were currently paid and recognized on the accrual method in 2006.  The fees from the remaining ten centers, because of insufficient historical collections and the lack of expected future collections are recognized only when realized.  Under the terms of our management agreements, the payment of these fees to us may be subordinated to other expenditures of each of the long-term care providers.  We continue to manage these centers so that we may be able to collect our fees in the future and because the incremental savings from discontinuing services to a center may be small compared to the potential benefit.  We may receive payment for the unrecognized management fees in whole or in part in the future only if cash flows from the operating and investing activities of the centers are sufficient to pay the fees.  There can be no assurance that such future improved cash flows will occur.

Proposed Disclosure to MD&A—Application of Critical Accounting Policies

Revenue Recognition - Subordination of Management Fees and Uncertain Collections - We provide management services to certain long-term care facilities and to others we provide accounting and financial services.  We generally charge 6% of net revenues for our management services and a predetermined fixed rate per bed for the accounting and financial services.  Our policy is to recognize revenues associated with both management services and accounting and financial services on an accrual basis as the services are provided.  However under the terms of our management contracts, payments for our management services are subject to subordination to other expenditures of the long-term care center being managed.  Furthermore, there are certain of the third parties with which we have contracted to provide services and which we have determined, based on insufficient historical collections and the lack of expected future collections, that collection is not reasonably assured and our policy is to recognize income only in the period in which the amounts are realized.  We may receive payment for the unpaid and unrecognized management fees in whole or in part in the future only if cash flows from the operating and investing activities of the centers are sufficient to pay the fees.  There can be no assurance that such future cash flows will occur.  The realization of such previously unrecognized revenue could cause our reported net income to vary significantly from period to period.

Certain of our accounts receivable from private paying patients and certain of our notes receivable are subject to credit losses.  We have attempted to reserve for expected accounts receivable credit losses based on our past experience with similar accounts receivable and believe our reserves to be adequate.

We continually monitor and evaluate the carrying amount of our notes receivable in accordance with Statement of Financial Accounting Standards No. 114, “Accounting by Creditors for Impairment of a Loan - An Amendment of FASB Statements No. 5 and 15.”  It is possible, however, that the accuracy of our estimation process could be materially impacted as the composition of the receivables changes over time.  We continually review and refine our estimation process to make it as reactive to these changes as possible.  However, we cannot guarantee that we will be able to accurately estimate credit losses on these balances.  It is possible that future events could cause us to make significant adjustments or revisions to these estimates and cause our reported net income to vary significantly from period to period.

Proposed Disclosure to MD&A—Management Services and Our Subordinated Fee Structure

We provide management services to long-term care centers under terms whereby the payments for our services are subject to subordination to other expenditures of the long-term care provider.  Furthermore, there are certain third parties with whom we have contracted to provide management services and which we have determined, based on insufficient historical collections and the lack of expected future collections, that the service revenue realization is uncertain.  We recognize the expenses related to the provision of these services in the period in which they are incurred.

We agree to subordinate our fees to the other expenses of a managed center because we believe we know how to improve the quality of patient services and finances of a long-term care center and because subordinating our fees demonstrates to the owner and employees of the managed center how confident we are of the impact we can have in making the center operations successful.  We may continue to provide services to certain managed centers despite not being fully paid currently so that we may be able to collect unpaid fees in the future from improved operating results and because the incremental savings from discontinuing services to a center may be small compared to the potential benefit.  Also, we may benefit from providing other ancillary services to the managed center.  We may receive payment for the unrecognized management fees in whole or in part in the future only if cash flows from the operating and investing activities of the centers are sufficient to pay the fees.  There can be no assurance that such future cash flows will occur.

See Notes 3, 4 and 5 to the Consolidated Financial Statements regarding our relationships with National, NHI and centers previously owned by NHI and the recognition of management fees from long-term care centers owned by these parties.

Proposed Disclosure for Item 1A.  Risk Factors

We provide management services to long-term care centers under terms whereby the payments for our services are subject to subordination to other expenditures of the long-term care provider.  Furthermore, there are certain third parties with whom we have contracted to provide services and which we have determined, based on insufficient historical collections and the lack of expected future collections, that the service revenue realization is uncertain.  We may, therefore, make expenditures related to the provision of services for which we are not paid.

We thank you for your assistance in our compliance with the applicable disclosure requirements and welcome any additional comments you may have.

Sincerely,

NATIONAL HEALTHCARE CORPORATION

/s/ Donald K. Daniel

Donald K. Daniel

Senior Vice President/Controller

DKD/kth